1/17/12

13010636

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2013

SEC FILE NUMBER
8- 69073

315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/13/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UAT Resources, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7375 South Peoria Street, B8, Building 9, Suite 206
(No. and Street)

Englewood (City) Colorado (State) 80112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Collett - 747-444-9558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

2049 Century Park East, Suite 300, Los Angeles, CA, 90067
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Collett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UAT Resources, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO/CFO/FINOP

Title

JOSEPH MINA
Commission # 1858608
Notary Public - California
Los Angeles County
My Comm. Expires Aug 19, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UAT RESOURCES, LLC
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC document.

UAT RESOURCES, LLC
(A DEVELOPMENT STAGE COMPANY)

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Members of
UAT Resources, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of UAT Resources, LLC (A Development Stage Company) (the "Company") as of December 31, 2012 and the related notes to the financial statement, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MARCUMGROUP
MEMBER

Marcum LLP ■ 2049 Century Park East ■ Suite 300 ■ Los Angeles, California 90067 ■ Phone 310.453.9400 ■ Fax 310.453.1187 ■ marcumllp.com

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of UAT Resources, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statement, the Company has suffered a net loss from operations and sustained negative cash flows from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Marcum LLP

Los Angeles, CA
February 27, 2013

UAT RESOURCES, LLC
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Assets		
Cash and cash equivalents	$ 1,307,635	
Due from related party	52,880	
Prepaid expenses and other assets	7,049	
Equipment and software, net of accumulated deprecation and amortization	83,184	
Total Assets		$ 1,450,748
Liabilities and Members' Capital		
Liabilities		
Accrued expenses and other liabilities	$ 80,564	
Accounts payable	103,823	
Total Liabilities		$ 184,387
Members' Capital		
Preferred interest	--	
Common interest	3,572,516	
Accumulated deficit	(2,306,155)	
Total Members' Capital		1,266,361
Total Liabilities and Members' Capital		$ 1,450,748

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY

UAT Resources, LLC (the "Company") was formed on February 13, 2012 as a limited liability company under Delaware law and is indirectly a wholly owned subsidiary of UAT Holdings, LLC ("Parent"). All of the common units are owned by the Parent and all of the preferred units are owned by UAT, Inc. UAT, Inc. is a wholly owned subsidiary of the Parent.

Effective November 12, 2012, the Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company plans to provide cost savings programs through trading automation tools to the asset management industry through an automated, innovative and patented workflow and trading technology (the Technology). The Company will receive a percentage of the commission earned on securities transactions directed by the Technology to the Company's distribution partner.

The Company claims exemption from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND CONTINUING OPERATIONS

The accompanying statement of financial condition ("financial statement") has been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

The accompanying financial statement has been prepared assuming the Company will continue as a going concern. The Company incurred a significant net loss from its operations and sustained significant negative cash flows from operations. These factors raise substantial doubts about the Company's ability to continue as a going concern. The Company also received capital contributions from its Parent of $3.6 million to fund operations. In view of these losses, continuation of operations is dependent upon the Company's ability to generate sufficient sales volume through existing and new product offerings to new clients to cover its operating expenses. The Company's plans also include receiving additional capital from its Parent (assuming it has the ability to contribute), generating revenues and implementing cost cutting measures, should the need arise. The Company will consider further cost reductions, as business conditions require.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BASIS OF PRESENTATION AND CONTINUING OPERATIONS (CONTINUED)

Management believes that while the Company may have adequate resources to sustain operations after implementing some of these measures for the next twelve months, there can be no assurance that the Company will be able to fully execute the plans described above. The accompanying statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash maintained at U.S. banks which are payable on demand. The Company considers all highly liquid investments purchased with original maturities of three months or less that are not required to be segregated under federal or other regulations to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. As of December 31, 2012, the Company's cash balance exceeded the federally insured limits of $250,000 by approximately $1,060,000.

EQUIPMENT AND SOFTWARE

Equipment and software are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Estimated useful lives range from three to five years.

INCOME TAXES

The Company is a Limited Liability Company treated as a partnership for tax purposes. As such, the Company has no individual tax liability, and therefore, records no income tax expense, tax assets or tax liabilities.

USE OF ESTIMATES

The preparation of statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 3 - EQUIPMENT AND SOFTWARE

Equipment and software, net, are comprised of the following:

Equipment	$ 71,202
Software	23,076
	94,278
Less: accumulated depreciation and amortization	(11,094)
Total	$ 83,184

NOTE 4 - COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases office space under operating leases. All leases are currently on month to month terms and may be terminated with 30 days advanced notice.

EMPLOYMENT CONTRACTS AND BONUSES

The Parent has employment contracts with two of its officers. As discussed in Note 7, UAT, Inc. has an expense sharing agreement with the Company. The contracts provide for compensation, a bonus guarantee, and severance compensation if terminated without cause. Total compensation should all the employment contracts be terminated without cause amounts to $2,900,000.

The Company has a bonus incentive plan with one if its officers, whereby a bonus of approximately $421,000 is payable at such time that the Company is cash flow positive, has sufficient cash resources and the Board formally authorizes its payment.

LITIGATION

The Company is not presently the subject of any pending or threatened litigation or arbitrations.

NOTE 5 - MEMBER INTERESTS

The Company has two classes of member interests, preferred and common. The preferred interests are entitled to liquidation preference payments and income distribution payments ahead of the common interest holder. As of December 31, 2012, there were 11,400,000 units of preferred interests authorized, issued and outstanding and 1,000 units of common interests authorized, issued and outstanding.

NOTE 6 - NET CAPITAL REQUIREMENTS AND CUSTOMER PROTECTION REQUIREMENTS

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, the Company is required to maintain net capital as defined, equal to the greater of $5,000 or 12 1/2% of aggregate indebtedness during its first year of operations and 6 2/3% thereafter. As of December 31, 2012, the Company had net capital of $1,123,248, which was $1,100,200 in excess of its requirement.

The Company claims exemption from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined.

The Company is subject to SEC regulations which restrict the Company's ability to enter into transactions that result in a significant reduction in regulatory net capital without prior notification to or approval from the SEC.

NOTE 7 - RELATED PARTIES

The Company entered into an expense sharing agreement with an affiliate, UAT, Inc., in March of 2012. The agreement provides for the sharing of certain facilities costs (50% to 100%) and selected executive compensation (50%). Effective January 1, 2013, the expense sharing agreement was terminated with the Company agreeing to absorb 100% of all such costs in the future.

In June 2012, the Company agreed to reimburse UAT, Inc. for costs paid by UAT, Inc. on behalf of the Company from its inception to that date according to the above expense sharing agreement.

NOTE 7 - RELATED PARTIES (CONTINUED)

In August 2012, UAT, Inc. received preferred units of the Company in exchange for cash previously contributed, its common units of the Company, a license agreement for the use of the Technology, and the contribution of the distribution agreement with the Company's distribution partner. The final ownership of the Company did not change as a result of this event. No cash was exchanged in the transaction and no assets or liabilities were recorded.

The Company had receivables from affiliates totaling $52,880 and no payables to affiliates at December 31, 2012.

NOTE 8 - CUSTOMER CONCENTRATIONS

The Company presently has an exclusive distribution agreement for its product with a single firm. If this major partner of the Company were to terminate its relationship, future revenues could be materially impacted.

NOTE 9 - EQUITY-BASED COMPENSATION

In 2012, the Parent adopted its 2012 Equity Incentive Plan (the "Plan"). The Plan provides for the granting of awards in the form of options exercisable into Class B common interest, profits interests and restricted unit awards to employees, managers, eligible consultants, and other service providers who provide valuable services to the Company. The vesting requirements, performance thresholds and other terms and conditions of options granted under the Plan are determined by the Board of Managers of the Parent. At December 31, 2012, 875,272 units were available for future grants under the Plan.

The following is a summary of option activity for the period ended December 31, 2012:

Header	Units	Weighted average exercise price	Weighted average fair value	Total Value
Outstanding at beginning of year	--	$ --	$ --	$ --
Granted	1,182,965	$ 0.35	$ 0.18	$214,117
Exercises	--	$ --	$ --	$ --
Canceled/forfeited	--	$ --	$ --	$ --
Outstanding at end of year	1,182,965	$ 0.35	$ 0.18	$214,117
Exercisable at end of year	--	$ --	$ --	$ --

NOTE 9 - EQUITY-BASED COMPENSATION (CONTINUED)

The weighted average remaining life of the options at December 31, 2012 was 9.9 years.

The Company recognizes in its financial statements the cost resulting from all equity-based payment transactions and all equity-based payments to employees and consultants, including grants of unit options of its Parent based on their fair values on the measurement date, and recognized on a straight-line basis over the vesting period.

Compensation cost for equity-based payment awards is based on the grant date fair value. The Company uses the Black-Scholes model to estimate the fair value of options. The assessment of the estimated compensation charges will be affected by the Parent's unit price as well as assumptions regarding a number of subjective variables. During 2012, the following assumptions were applied: (1) risk-free interest rates of 0.21%, (2) an expected life of 3.5 years, (3) expected volatility of 74.7%, and (4) expected forfeitures of 0%.

NOTE 10 - SUBSEQUENT EVENT

The Company evaluated all subsequent event activity through the date this financial statement was available to be issued. As stated in Note 7, effective January 1, 2013, the expense sharing agreement with UAT, Inc. was terminated with the Company agreeing to absorb 100% of all such costs in the future. The Company has concluded that no other subsequent events have occurred that would require recognition in the financial statement or disclosures in the notes to the financial statement.